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                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                   ----------

                                  SCHEDULE 13D
                                     Under
                      THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No. ___)*

                                   ----------

                                ONVIA.COM, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                  68338T 10 6
                                 (CUSIP number)


                              Henry N. Nassau, Esq.
                      Managing Director and General Counsel
                          Internet Capital Group, Inc.
                                The 800 Building
                              435 Devon Park Drive
                            Wayne, Pennsylvania 19087

                     (Name, address and telephone number of
                      Person Authorized to Receive Notices
                              and Communications)

                                    Copy to:
                          Christopher G. Karras, Esq.
                             Dechert Price & Rhoads
                            4000 Bell Atlantic Tower
                                1717 Arch Street
                     Philadelphia, Pennsylvania 19103-2793


                                 March 15, 2000
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_]

NOTE: SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE RULE 240.13D-7 FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

*THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

This information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 68338T 10 6
________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     INTERNET CAPITAL GROUP, INC.
     23-2996071


________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS (SEE
     INSTRUCTIONS

     WC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF          17,184,810

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING          17,184,810

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     17,184,810

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     21.8%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON (SEE                  CO
     INSTRUCTIONS


________________________________________________________________________________

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ITEM 1. SECURITY AND ISSUER

        This Statement on Schedule 13D (the "Statement") relates to the Common Stock, par value $0.0001 per share (the "Common Stock"), of Onvia.com, Inc. (the "Issuer"). The principal place of business of the Issuer is 1000 Dexter Avenue, Suite 400, Seattle, Washington 98109.

ITEM 2. IDENTITY AND BACKGROUND

        The name of the filing person is Internet Capital Group, Inc., a Delaware corporation ("ICG"). ICG is an Internet company actively engaged in business-to-business e-commerce through a network of partner companies. ICG provides operational assistance, capital support, industry expertise and a strategic network of business relationships intended to maximize the long-term market potential of its business-to-business e-commerce partner companies. The address of ICG's principal business and principal office is The 800 Building, 435 Devon Park Drive, Wayne, Pennsylvania 19087.

        (d) During the last five years, neither ICG nor any of its executive officers or directors has been convicted in a criminal proceeding.

        (e) During the last five years, neither ICG nor any of its executive officers or directors has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        On February 25, 1999, ICG used its working capital to purchase 8,552,972 shares of Series A Preferred Stock at $0.58 per share.

        On September 30, 1999, ICG used its working capital to purchase 5,235,906 shares of Series B Preferred Stock at $1.72 per share.

        On December 20, 1999, ICG used its working capital to purchase 729,266 shares of Series C Preferred Stock at $6.86 per share.

        In connection with the Issuer's initial public offering completed on March 6, 2000, shares of preferred stock were converted into 14,518,144 shares of Common Stock on a one-for-one basis.

        On March 15, 2000, ICG used its working capital to purchase 2,666,666 shares of Common Stock from the Issuer in a private transaction at $21 per share.

        All share numbers have been adjusted for the Issuer's two-for-one stock split effected in February 2000.

ITEM 4. PURPOSE OF TRANSACTION

        ICG has acquired the Common Stock as part of its operating strategy to integrate ICG's partner companies into a collaborative network that leverages its collective knowledge and resources. With the goal of holding its partner company interests for the long-term, ICG uses these collective resources to actively develop the business strategies, operations and management teams of the Issuer and its other partner companies. ICG intends to review, from time to time, its interest investment in the Issuer

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on the basis of various factors, including but not limited to the Issuer's business, financial condition, results of operations and prospects, synergies with other partner companies and integration in the network, general economic and industry conditions, as well as other developments and other acquisition opportunities. Based upon those considerations, ICG may seek to acquire additional shares of Common Stock on the open market or in privately negotiated transactions, or to dispose of all or a portion of the Common Stock.

        Except as set forth above, ICG has not formulated any plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        (a-b) ICG may be deemed to be the beneficial owner with sole power to vote and dispose of a total of 17,184,810 shares of Common Stock (or 21.8% of the outstanding Common Stock) as calculated in accordance with Rule 13d-3(d).

        (c) See Item 3 above.

        (d) Not applicable.

        (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        There are no contracts, arrangements, understandings or relationships (legal or otherwise) among ICG and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

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                                   Signature
                                   ---------

        After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated March 24, 2000                 INTERNET CAPITAL GROUP, INC.


                                     By:/s/ David D. Gathman
                                        ------------------------
                                        David D. Gathman
                                        Chief Financial Officer